metabolic

[redacted]

05012081

20 October, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
5 October 2005	ASX	Appointment of Non-Executive Director	3
10 October 2005	ASX	CEO to present at Wilson HTM Biotech Conference	3
18 October 2005	ASX	Clinical Trial – Obesity Drug	4
18 October 2005	ASIC	Presentation at NAASO – Obesity Society Conference	3
19 October 2005	ASX	CEO to present at Healthcare & Life Science Conference	3

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

(MPSEC20-10-05.doc)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2005

TIME: 09:40:01

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Non-Executive Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

Metabolic strengthens the Board with the appointment of Ms Robyn Baker as a Non-Executive Director

Wednesday 5 October 2005

- **Metabolic will be appointing Ms Baker as a Non-Executive Director**
- **Extensive experience in life sciences and commercial law**

The Chairman of Metabolic, Dr Arthur Emmett is pleased to announce the appointment of Ms Robyn Baker as a Non-Executive Director of the Board, effective from 31 October 2005.

Dr Emmett said the Metabolic Board had been seeking to appoint an additional independent, Non-Executive Director in order to add additional strength and balance to the Board as the Company continues to expand its drug and candidate pipeline.

Dr Emmett said that he was pleased to be able to appoint a Director with the qualifications and calibre of Ms Baker. "Robyn is recognised as a leading individual in life sciences, and has focused on life sciences and commercial law throughout most of her professional career. Metabolic will benefit greatly from her experience," said Dr Arthur Emmett.

As a Melbourne-based partner of Clayton Utz, Ms Baker brings to the Board expertise in law, management, corporate governance and regulatory compliance. Ms Baker also brings experience in mergers and acquisitions, commercialisation, funding agreements and governmental processes.

"I am delighted to be joining the Board of Metabolic at this important and exciting phase in its development. I believe that both of Metabolic's lead drugs (AOD9604 and ACV1) have tremendous potential and I am very enthusiastic about working with the Metabolic team to continue the clinical development of these drugs, and the further expansion of Metabolic's drug and candidate pipeline", Ms Baker said.

Ms Baker has extensive experience in the life sciences sector with a focus on health, health insurance, biotechnology, pharmaceuticals, medical devices and aged care. This in depth experience has been augmented with her membership of the BioMelbourne Network Advisory Committee and the Australian Research Council's College of Experts.

The appointment of Ms Baker brings the number of Directors on the Metabolic Board to six, with four being Non-Executive. Ms Baker has also been appointed a member of Metabolic's Audit Committee. This appointment also reflects the Company's commitment to move towards a majority of independent, Non-Executive Directors in line with recognised corporate governance best practice.

Ms Baker is based in Melbourne, Australia and will commence her Non-Executive Directorship of Metabolic effective from 31 October 2005.

ENDS

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders. Metabolic currently has development programs aimed at treating obesity (AOD9604), and neuropathic pain (ACV1). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Pharmaceutical Limited, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further dose finding study will commence in Q4 this year, with expected completion in late 2006.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial began in June 2005 and will be completed before the end of the year.

Contact Information:

Roland Scollay	Peter Dawson	Diana Attana
Chief Executive Officer	Chief Financial Officer	Assistant Company Secretary/IRO
roland.scollay@metabolic.com.au	peter.dawson@metabolic.com.au	diana.attana@metabolic.com.au
Phone: +61-3-9860-5700	Phone: +61-3-9860-5700	Phone: +61-3-9860-5700

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/10/2005

TIME: 09:44:01

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CEO to present at Wilson HTM Biotechnology Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Metabolic Pharmaceuticals CEO to present at biotechnology conference

10 October 2005

The CEO of Metabolic, Dr Roland Scollay, will be making a presentation at the Wilson HTM Biotechnology and Medical Device Investment Conference, ***Products to Profits: The Next Frontier***, on the Gold Coast today at 4.15pm (program and details available at: http://www.wilsonhtmconference.com).

The presentation gives an overview of Metabolic's business including an explanation of its two high potential, clinical stage drugs, AOD9604 and ACV1. Dr Scollay will address the current development status and the markets and competitive environment for each of these drugs.

A copy of the presentation is available at www.metabolic.com.au, following the tabs to Investor Relations and then to Presentations.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders. Metabolic currently has development programs aimed at treating obesity (AOD9604), and neuropathic pain (ACV1). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Pharmaceutical Limited, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further dose finding study will commence in Q4 this year, with expected completion in late 2006.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial began in June 2005 and will be completed before the end of the year.

Contact Information:

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
Phone: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
Phone: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
Phone: +61-3-9860-5700

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/10/2005

TIME: 09:40:57

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Starts next clinical trial of obesity drug

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

Metabolic starts next clinical trial of obesity drug

- **Recruitment of 480 subjects has begun for the Phase 2B human clinical trial in obesity drug, AOD9604**
- **Purpose of trial is to determine efficacy of lower doses**

Tuesday 18 October 2005

Metabolic is pleased to announce the start of the recruitment process for subjects in the low dose Phase 2B human clinical trial of obesity drug AOD9604. The trial will be known as the "OPTIONS" Study.

Sixteen clinical trial sites in Australia will participate in the study enrolling 480 obese men and women. The sites are located in Melbourne, Sydney, Wollongong, Adelaide, Brisbane, Perth and Canberra. Ethics approvals have been obtained at two sites and the approval process is well advanced at each other site. Recruitment has started at one of the sites and it is anticipated that screening of candidates for enrolment into the study will begin within a few weeks.

With recruitment now underway, it is anticipated that the first subject will be treated within the next few weeks. Given the staggered and time consuming nature of the recruitment process, the last subject is expected to complete the study in early 2007.

Metabolic CEO, Dr Roland Scollay, said that he was delighted to see the trial commence on schedule. He commented "given the encouraging trial results to date and the blockbuster potential of this drug there will no doubt be substantial local and international interest in this trial and naturally we are very excited about its prospects".

Aims of the trial

The previous Phase 2 human clinical trial of 12 weeks AOD9604 daily oral treatment was completed earlier this year using doses ranging from 1 mg to 30 mg. That trial provided evidence that low doses of AOD9604 of 1 mg produced competitive weight loss in obese subjects, with encouraging indications of improvement in risk factors for diabetes.

The OPTIONS Study will assess the effects of low doses of AOD9604 in more detail.

The primary aims ("endpoints") of the OPTIONS Study are:

- weight loss over 12 weeks of treatment for any one of three daily AOD9604 oral doses of 0.25 mg, 0.5 mg and 1 mg compared to placebo (tablet not containing AOD9604); and
- safety and tolerability.

Secondary aims of the OPTIONS study include investigations of:

- weight loss over 24 weeks of treatment;
- comparison of the effects of the three different dose levels;
- waistline reduction over 24 weeks of treatment;
- body fat reduction assessed by whole body scans; and
- improvement in risk factors such as glucose control and lipid profiles over 24 weeks of treatment.

Study Design

The recruitment of 480 obese subjects (equal numbers of males and females) into the trial is expected to ensure that approximately 360 subjects will reach the primary endpoint of 12 weeks of treatment. Key eligibility criteria are that the subjects must have a body mass index (BMI)* between 30 and 45, a waist circumference of more than 102 cm for males and 95 cm for females, be otherwise healthy, and aged between 18 and 65 years.

* BMI is weight in kilograms divided by the square of the height in metres.
Eg: 95 kg and 1.7 metres tall is 95/(1.7x1.7)=32.9.
"Obese" is defined as BMI of 30 or above.

This is a randomised, double-blind, placebo-controlled, parallel-group trial and will be conducted in accordance with the Principles of the International Conference on Harmonisation (ICH) Good Clinical Practice (GCP).

The subjects will be randomly assigned to one of four dose level groups, to take tablets once daily for 24 weeks containing either zero, 0.25 mg, 0.5 mg or 1 mg AOD9604 active ingredient. All subjects will be placed on an exercise programme and a mild calorie reduced personalised diet (600 kilocalories per day deficit). This makes the protocol highly predictive of a future larger scale Phase 3 human clinical trial which would also include a similar diet and exercise programme in addition to drug or placebo treatment.

The numbers of subjects have been chosen to give an 80% probability of obtaining statistical significance ($p<0.05$) on the primary endpoint, assuming the same dropout rate, weight loss effect size at the 1 mg dose, and degree of variation in weight loss seen in the previous study.

Anyone interested in participating in the trial can find out where they should apply by going to www.metabolic.com.au and following the links to the OPTIONS study.

Timeline for completion

Once enrolled into the study, each subject will spend a total time of 32 weeks on the study, including pre-dosing and post-dosing observations. The study will be unblinded and the data analysed after the last subject has completed the study in early 2007, assuming it takes six months from the first subject enrolment to the last. The fully analysed results will be reported as soon as practicable thereafter. A more accurate prediction of the announcement date will be possible later in the trial process.

ENDS

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

About Metabolic
Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia. The Company was formed and listed on the Australian Stock Exchange (ASX: MBP) in late 1998 and there are 254,410,601 shares on issue. Metabolic has approximately 23 employees. Our mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders. Metabolic currently has development programs aimed at treating obesity (AOD9604), and neuropathic pain (ACV1). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Pharmaceutical Limited, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604
AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in October 2005, with expected completion in early 2007.

Background to ACV1
ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid peptide which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial began in June 2005 and will be completed before the end of 2005.

Background information on the drug development process
The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1	***Phase 2***	***Phase 3***
Initial safety study in healthy human subjects or patients. *Of short duration.*	*Studies in a limited patient population designed to:* *- to identify possible adverse effects and safety risks in the patient population (2A); and* *- determine the efficacy of the product for specific targeted diseases (2B);* *- to determine tolerance and optimal dosage (2B).*	*Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).*

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/10/2005

TIME: 14:58:34

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation at the NAASO - Obesity Society Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

Metabolic Pharmaceuticals VP of Clinical Development to present at NAASO, Obesity Society Conference

18 October 2005

Metabolic's Vice President of Clinical Development, Dr Caroline Herd, will be making a presentation at the NAASO 2005 Annual Scientific Meeting, in Vancouver at 11:45 am (Melbourne time: 4.45am, Wednesday 19 October). Program and details are available at: http://www.naaso.org/annualmeeting05/NAASO_annual_meeting_program_final.pdf.

The presentation titled ***"The effect of AOD9604 on Weight Loss in Obese Adults"*** is a technical scientific presentation regarding the rationale, study design and results of the Phase 2 randomised, double-blind, placebo-controlled, multicentre study conducted in 2004 for Metabolic's obesity drug, AOD9604.

A copy of the presentation is available at www.metabolic.com.au, following the tabs to Investor Relations and then to Presentations.

ENDS

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia. The Company was formed and listed on the Australian Stock Exchange (ASX: MBP) in late 1998 and there are 254,410,601 shares on issue. Metabolic has approximately 23 employees. Our mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders. Metabolic currently has development programs aimed at treating obesity (AOD9604), and neuropathic pain (ACV1). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Pharmaceutical Limited, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604

AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in October 2005, with expected completion in early 2007.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial began in June 2005 and will be completed before the end of 2005.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1	***Phase 2***	***Phase 3***
Initial safety study in healthy human subjects or patients. *Of short duration.*	*Studies in a limited patient population designed to:* *- to identify possible adverse effects and safety risks in the patient population (2A); and* *- determine the efficacy of the product for specific targeted diseases (2B);* *- to determine tolerance and optimal dosage (2B).*	*Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).*

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2005

TIME: 09:46:11

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CEO to present at Healthcare & Life Science Conference

Metabolic Pharmaceuticals CEO to present at Healthcare and Life Science Conference

19 October 2005

The CEO of Metabolic, Dr Roland Scollay, will be making a presentation at the BBY / Jefferies Healthcare and Life Science Conference, in Sydney today at 11.50am (program and details available at: http://research.bby.com.au/Life%20Sciences%20Conference_Program.pdf).

The presentation gives an overview of Metabolic's business including an explanation of its two high potential, clinical stage drugs, AOD9604 and ACV1. Dr Scollay will address the current development status and the markets and competitive environment for each of these drugs.

A copy of the presentation is available at www.metabolic.com.au, following the tabs to Investor Relations and then to Presentations.

ENDS

About Metabolic
Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia. The Company was formed and listed on the Australian Stock Exchange (ASX: MBP) in late 1998 and there are 254,410,601 shares on issue. Metabolic has approximately 23 employees. Our mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders. Metabolic currently has development programs aimed at treating obesity (AOD9604), and neuropathic pain (ACV1). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Pharmaceutical Limited, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604
AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in October 2005, with expected completion in early 2007.

Background to ACV1
ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid peptide which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial began in June 2005 and will be completed before the end of 2005.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1	***Phase 2***	***Phase 3***
Initial safety study in healthy human subjects or patients. *Of short duration.*	*Studies in a limited patient population designed to:* *- to identify possible adverse effects and safety risks in the patient population (2A); and* *- determine the efficacy of the product for specific targeted diseases (2B);* *- to determine tolerance and optimal dosage (2B).*	*Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).*

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700